

Pricing Supplement dated September 12, 2017 to the
Product Prospectus Supplement MLN-EI-1 dated June 30, 2016 and
Prospectus Dated June 30, 2016

The Toronto-Dominion Bank
$5,798,000
S&P 500® Index-Linked Capped Buffered Accelerator Notes
Due September 15, 2022

The Toronto-Dominion Bank ("TD" or "we") has offered the Capped Buffered Accelerator Notes (the "Notes") linked to the performance of the S&P 500® Index (the "Reference Asset") described below.

The Notes provide 300% leveraged participation in the positive return of the Reference Asset if the level of the Reference Asset increases from the Initial Level to the Final Level, subject to the Maximum Redemption Amount of $1,367.50. Investors will receive their Principal Amount at maturity if the Final Level is below the Initial Level by up to 20%. If the Final Level is below the Initial Level by more than 20%, investors will lose 1% of the Principal Amount of the Notes for each 1% decrease from the Initial Level to the Final Level of more than 20%, and may lose up to 80% of the Principal Amount of the Notes. Any payments on the Notes are subject to our credit risk.

The Notes are unsecured and are not savings accounts or insured deposits of a bank. The Notes are not insured or guaranteed by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality of Canada or the United States. The Notes will not be listed on any securities exchange.

> **The Payment at Maturity will be greater than the Principal Amount only if the Percentage Change is greater than zero. The Notes do not guarantee the return of the Principal Amount and investors may lose up to 80% of their investment in the Notes.**

The Notes have complex features and investing in the Notes involves a number of risks. See "Additional Risk Factors" beginning on page P-5 of this pricing supplement, "Additional Risk Factors Specific to the Notes" beginning on page PS-5 of the product prospectus supplement MLN-EI-1 dated June 30, 2016 (the "product prospectus supplement") and "Risk Factors" on page 1 of the prospectus dated June 30, 2016 (the "prospectus").

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of these Notes or determined that this pricing supplement, the product prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We will deliver the Notes in book-entry only form through the facilities of The Depository Trust Company on September 15, 2017, against payment in immediately available funds.

The estimated value of your Notes at the time the terms of your Notes are set on the Pricing Date is $965.00 per Note, as discussed further under "Additional Risk Factors — Estimated Value" beginning on page P-6 and "Additional Information Regarding the Estimated Value of the Notes" on page P-19 of this pricing supplement. The estimated value is less than the public offering price of the Notes.

	Public Offering Price[1]	**Underwriting Discount[2]**	**Proceeds to TD**
Per Note	$1,000.00	$4.50	$995.50
Total	$5,798,000.00	$26,091.00	$5,771,909.00

The public offering price, underwriting discount and proceeds to TD listed above relate to the Notes we issue initially. We may decide to sell additional Notes after the date of this pricing supplement, at public offering prices and with underwriting discounts and proceeds to TD that differ from the amounts set forth above. The return (whether positive or negative) on your investment in the Notes will depend in part on the public offering price you pay for such Notes.

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[1] Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the Notes in these accounts may be as low as $995.50 (99.55%) per Principal Amount of the Notes.

[2] TD Securities (USA) LLC ("TDS") and BNP Paribas Securities Corp. ("BNP") , and together with TDS, (the "Agents") will receive a commission of $4.50 (0.45%) per Note and will use a portion of that commission to allow selling concessions to other dealers in connection with the distribution of the Notes, or has offered the Notes directly to investors. The Agents may resell the Notes to other securities dealers at the Principal Amount less a concession not in excess of $4.50 per Note. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. In addition to the selling concession allowed to BNP, BNP may pay up to $7.50 per Note to any such dealer as a distribution expense fee for each Note sold. TD will reimburse TD Securities (USA) LLC ("TDS") for certain expenses in connection with its role in the offer and sale of the Notes, and TD will pay TDS a fee in connection with its role in the offer and sale of the Notes. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page P-18 of this pricing supplement.

TD SECURITIES (USA) LLC
BNP Paribas Securities Corp.

Summary

The information in this "Summary" section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement and the prospectus.

Issuer:	TD
Issue:	Senior Debt Securities
Type of Note:	Capped Buffered Accelerator Notes
Term:	Approximately 5 years
Reference Asset:	S&P 500® Index (Bloomberg Ticker: SPX)
CUSIP / ISIN:	89114QJR0 / US89114QJR02
Agents:	TDS and BNP
Currency:	U.S. Dollars
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof
Principal Amount:	$1,000 per Note
Pricing Date:	September 12, 2017
Issue Date:	September 15, 2017
Valuation Date:	September 12, 2022, subject to postponement for market and other disruptions, as described in the product prospectus supplement
Maturity Date:	September 15, 2022, subject to postponement for market and other disruptions, as described in the product prospectus supplement
Payment at Maturity:	If, on the Valuation Date, the Percentage Change is **positive**, then the investor will receive an amount per $1,000 Principal Amount of the Notes equal to the lesser of :
	(i) Principal Amount + (Principal Amount x Percentage Change x Leverage Factor); and
	(ii) The Maximum Redemption Amount
	If, on the Valuation Date, the Percentage Change is **less than or equal to 0%, but not by more than the Buffer Percentage** (that is, the Percentage Change is between 0% and -20%), then the investor will receive only $1,000 per $1,000 Principal Amount of the Notes.
	If, on the Valuation Date, the Percentage Change is **negative by more than** the Buffer Percentage (that is, the Percentage Change is between -20% and -100%), then the investor will receive less than $1,000 per $1,000 Principal Amount of the Notes, calculated using the following formula:
	Principal Amount + [Principal Amount x (Percentage Change + Buffer Percentage)]
	If the Final Level is less than Buffer Level, the investor will receive less than the Principal Amount of the Notes at maturity and may lose a substantial portion of their investment.
	All amounts used in or resulting from any calculation relating to the Notes, including the Payment at Maturity, will be rounded upward or downward as appropriate, to the nearest cent.

Percentage Change:	The Percentage Change is the quotient, expressed as a percentage, of the following formula:

$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$

Initial Level:	2,496.48
Final Level:	The Closing Level of the Reference Asset on the Valuation Date
Closing Level of the Reference Asset	The Closing Level of the Reference Asset will be the official Closing Level of the Reference Asset or any successor index (as defined in the accompanying product prospectus supplement) published by the Index Sponsor (as defined in the accompanying product prospectus supplement) on any Trading Day for the Reference Asset.
Leverage Factor:	300%
Buffer Percentage:	20%, which is equal to the amount, expressed in percentage terms, by which the Buffer Level is below the Initial Level
Buffer Level:	1,997.184, which is 80% of the Initial Level
Monitoring Period:	Final Valuation Date Monitoring
Maximum Redemption Amount:	$1,367.50 per Principal Amount of the Notes (136.75% of the Principal Amount of the Notes). As a result of the Maximum Redemption Amount, the maximum return at maturity of the Notes in excess of the Principal Amount will be 36.75% of the Principal Amount of the Notes (assuming a public offering price of $1,000).
Business Day:	Any day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law to close in New York City or Toronto.
U.S. Tax Treatment:	By purchasing a Note, each holder agrees, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to characterize the Notes, for U.S. federal income tax purposes, as pre-paid derivative contracts with respect to the Reference Asset. Based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Cadwalader, Wickersham & Taft LLP, it is reasonable to treat the Notes in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Notes, it is possible that your Notes could alternatively be treated for tax purposes as a single contingent payment debt instrument, or pursuant to some other characterization, and the timing and character of your income from the Notes could differ materially from the treatment described above, as discussed further under "Supplemental Discussion of U.S. Federal Income Tax Consequences".
Canadian Tax Treatment:	Please see the discussion in the product prospectus supplement under "Supplemental Discussion of Canadian Tax Consequences," which applies to the Notes.
Calculation Agent:	TD
Listing:	The Notes will not be listed on any securities exchange
Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under "Forms of the Debt Securities" and "Book-Entry Procedures and Settlement" in the prospectus).

Additional Terms of Your Notes

You should read this pricing supplement together with the prospectus, as supplemented by the product prospectus supplement, relating to our Senior Debt Securities, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict the following hierarchy will govern: first, this pricing supplement; second, the product prospectus supplement; and last, the prospectus. ***The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.***

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Additional Risk Factors" beginning on page P-5 of this pricing supplement, "Additional Risk Factors Specific to the Notes" beginning on page PS-5 of the product prospectus supplement and "Risk Factors" on page 1 of the prospectus, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

- Prospectus dated June 30, 2016:
  https://www.sec.gov/Archives/edgar/data/947263/000119312516638441/d162493d424b3.htm

- Product Prospectus Supplement MLN-EI-1 dated June 30, 2016:
  https://www.sec.gov/Archives/edgar/data/947263/000089109216015847/e70323_424b2.htm

Our Central Index Key, or CIK, on the SEC website is 0000947263. As used in this pricing supplement, the "Bank," "we," "us," or "our" refers to The Toronto-Dominion Bank and its subsidiaries. Alternatively, The Toronto-Dominion Bank, any Agent or any dealer participating in this offering will arrange to send you the product prospectus supplement and the prospectus if you so request by calling 1-855-303-3234.

We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

Additional Risk Factors

The Notes involve risks not associated with an investment in ordinary fixed rate notes. This section describes the most significant risks relating to the terms of the Notes. For additional information as to these risks, please see the product prospectus supplement and the prospectus.

You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their investment, legal, tax, accounting and other advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

Principal at Risk.

Investors in the Notes could lose up to 80% of their Principal Amount if there is a decline in the level of the Reference Asset. Specifically, you will lose 1% of the Principal Amount of your Notes for each 1% that the Final Level is less than the Initial Level by more than the Buffer Percentage.

The Notes Do Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity.

There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having a comparable maturity. The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of TD.

Your Return Will Be Limited By The Maximum Redemption Amount And May Be Lower Than The Return On A Hypothetical Direct Investment In The Reference Asset.

The opportunity to participate in the possible increases in the level of the Reference Asset through an investment in the Notes will be limited because the Payment at Maturity will not exceed the Maximum Redemption Amount. Furthermore, the effect of the Leverage Factor will not be taken into account for any Final Level of the Reference Asset exceeding the level at which the Maximum Redemption Amount is reached, regardless of how much the Reference Asset appreciates. Accordingly, your return on the Notes may be less than your return would be if you made an investment in a note directly linked to the performance of the Reference Asset or made a hypothetical investment in the Reference Asset, or the stocks comprising the Reference Asset (the "Reference Asset Constituents").

Investors Are Subject to TD's Credit Risk, and TD's Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes.

Although the return on the Notes will be based on the performance of the Reference Asset, the payment of any amount due on the Notes is subject to TD's credit risk. The Notes are TD's senior unsecured debt obligations. Investors are dependent on TD's ability to pay all amounts due on the Notes on the Maturity Date and, therefore, investors are subject to the credit risk of TD and to changes in the market's view of TD's creditworthiness. Any decrease in TD's credit ratings or increase in the credit spreads charged by the market for taking TD's credit risk is likely to adversely affect the market value of the Notes.

The Agent Discount, Offering Expenses and Certain Hedging Costs Are Likely to Adversely Affect Secondary Market Prices.

Assuming no changes in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the Notes will likely be lower than the public offering price. The public offering price includes, and any price quoted to you is likely to exclude, the underwriting discount paid in connection with the initial distribution, offering expenses as well as the cost of hedging our obligations under the Notes. In addition, any such price is also likely to reflect underwriting discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction. In addition, because an affiliate of BNP is to conduct hedging activities for us in connection with the Notes, that Agent's affiliate may profit in connection with such hedging activities and such profit, if any, will be in addition to the compensation that the Agent and its affiliates receives for the sale of the Notes to you. You should be aware that the potential to earn fees in connection with hedging activities may create a further incentive for the Agent to sell the Notes to you in addition to the compensation they and their affiliates would receive for the sale of the Notes.

There May Not Be an Active Trading Market for the Notes — Sales in the Secondary Market May Result in Significant Losses.

There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. The Agents and their respective affiliates may make a market for the Notes; however, they are not required to do so. The Agents and their respective affiliates may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your Notes in any secondary market could be substantial.

If you sell your Notes before the Maturity Date, you may have to do so at a substantial discount from the Principal Amount irrespective of the level of the Reference Asset, and as a result, you may suffer substantial losses.

If the Level of the Reference Asset Changes, the Market Value of Your Notes May Not Change in the Same Manner.

Your Notes may trade quite differently from the performance of the Reference Asset. Changes in the level of the Reference Asset may not result in a comparable change in the market value of your Notes. Even if the level of the Reference Asset increases above the Initial Level during the life of the Notes, the market value of your Notes may not increase by the same amount and could decline.

The Reference Asset is Price Return Only and You Will Not Have Any Rights to the Reference Asset Constituents.

As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Reference Asset Constituents would have. The Reference Asset measures price return only and is not a total return index or strategy, meaning the Final Level will not reflect any dividends paid on the Reference Asset Constituents.

Estimated Value

The Estimated Value of Your Notes Is Lower Than the Public Offering Price of Your Notes.

The estimated value of your Notes is lower than the public offering price of your Notes. The difference between the public offering price of your Notes and the estimated value of the Notes reflects costs and expected profits associated with selling and structuring the Notes, as well as hedging our obligations under the Notes. Because hedging our obligations entails risks and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or a loss.

The Estimated Value of Your Notes Is Based on Our Internal Funding Rate.

The estimated value of your Notes is determined by reference to our internal funding rate. The internal funding rate used in the determination of the estimated value of the Notes generally represents a discount from the credit spreads for our conventional fixed-rate debt securities and the borrowing rate we would pay for its conventional fixed-rate debt securities. This discount is based on, among other things, our view of the funding value of the Notes as well as the higher issuance, operational and ongoing liability management costs of the Notes in comparison to those costs for our conventional fixed-rate debt, as well as estimated financing costs of any hedge positions, taking into account regulatory and internal requirements. If the interest rate implied by the credit spreads for our conventional fixed-rate debt securities, or the borrowing rate we would pay for our conventional fixed-rate debt securities were to be used, we would expect the economic terms of the Notes to be more favorable to you. Additionally, assuming all other economic terms are held constant, the use of an internal funding rate for the Notes is expected to increase the estimated value of the Notes at any time.

The Estimated Value of the Notes Is Based on Our Internal Pricing Models, Which May Prove to Be Inaccurate and May Be Different from the Pricing Models of Other Financial Institutions.

The estimated value of your Notes is based on our internal pricing models. Our pricing models take into account a number of variables, such as our internal funding rate on the Pricing Date, and are based on a number of subjective assumptions, which are not evaluated or verified on an independent basis and may or may not materialize. Further, our pricing models may be different from other financial institutions' pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions that may be purchasers or sellers of Notes in the secondary market. As a result, the secondary market price of your Notes may be materially lower than the estimated value of the Notes determined by reference to our internal pricing models. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect.

The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, If Any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Public Offering Price of Your Notes and May Be Lower Than the Estimated Value of Your Notes.

The estimated value of the Notes is not a prediction of the prices at which the Agents, other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time, if any, will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than the estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs and expected profits associated with selling and structuring the Notes, as well as hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the public offering price of your Notes. As a result, the price at which the Agents, other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.

The Temporary Price at Which An Agent May Initially Buy the Notes in the Secondary Market May Not Be Indicative of Future Prices of Your Notes.

Assuming that all relevant factors remain constant after the Pricing Date, the price at which an Agent may initially buy or sell the Notes in the secondary market (if an Agent makes a market in the Notes, which it is not obligated to do) may exceed the estimated value of the Notes on the Pricing Date, as well as the secondary market value of the Notes, for a temporary period after the Issue Date of the Notes, as discussed further under "Additional Information Regarding the Estimated Value of the Notes." The price at which an Agent may initially buy or sell the Notes in the secondary market may not be indicative of future prices of your Notes.

There Are Potential Conflicts of Interest Between You and the Calculation Agent.

The Calculation Agent will, among other things, determine the amount of your payment on the Notes. We will serve as the Calculation Agent and may appoint a different Calculation Agent after the Issue Date without notice to you. The Calculation Agent will exercise its judgment when performing its functions and may take into consideration our ability to unwind any related hedges. Since this discretion by the Calculation Agent may affect payments on the Notes, the Calculation Agent may have a conflict of interest if it needs to make any such decision. For example, the Calculation Agent may have to determine whether a market disruption event affecting the Reference Asset has occurred. This determination may, in turn, depend on the Calculation Agent's judgment whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. Since this determination by the Calculation Agent will affect the payment on the Notes, the Calculation Agent may have a conflict of interest if it needs to make a determination of this kind. For additional information as to the Calculation Agent's role, see "General Terms of the Notes — Role of Calculation Agent" in the product prospectus supplement.

Market Disruption Events and Adjustments.

The Maturity Date and the Valuation Date are subject to adjustment as described in the product prospectus supplement due to the occurrence of one or more market disruption events. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see "General Terms of the Notes—Market Disruption Events" in the product prospectus supplement.

We Have No Affiliation with Any Index Sponsor and Will Not Be Responsible for Any Actions Taken by Any Index Sponsor.

S&P Dow Jones Indices LLC, a division of The McGraw-Hill Companies, Inc., the sponsor of the S&P 500® Index, (the "Index Sponsor") is not an affiliate of ours or will be involved in any offerings of the Notes in any way. Consequently, we have no control of any actions of the Index Sponsor, including any actions of the type that would require the Calculation Agent to adjust the payment to you at maturity. The Index Sponsor does not have any obligation of any sort with respect to the Notes. Thus, the Index Sponsor has no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the Notes. None of our proceeds from any issuance of the Notes will be delivered to the Index Sponsor, except to the extent that we are required to pay the Index Sponsor licensing fees with respect to the Reference Asset.

Trading Activities by the Bank or its Affiliates May Adversely Affect the Market Value of the Notes.

We or one or more affiliates may hedge our obligations under the Notes by purchasing securities, futures, options or other derivative instruments with returns linked or related to changes in the level of the Reference Asset or the Reference Asset Constituents, and we may adjust these hedges by, among other things, purchasing or selling securities, futures, options or other derivative instruments at any time. It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities while the market value of the Notes declines. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Reference Asset or the Reference Asset Constituents.

These trading activities may present a conflict between the holders' interest in the Notes and the interests we and our affiliates will have in our or their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for our or their customers' accounts and in accounts under our or their management. These trading activities could be adverse to the interests of the holders of the Notes.

We and one or more of our affiliates and the Agents and their affiliates may, at present or in the future, engage in business with the issuers of the equity securities included in the Reference Asset or the component stocks of any index that is included in the Reference Asset, including making loans to or providing advisory services to those companies. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between our or one or more of our affiliates' or the Agents and their affiliates' obligations and your interests as a holder of the Notes. Moreover, we and our affiliates and the Agents and their affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Asset or the Reference Asset Constituents. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities by us or one or more of our affiliates or the Agents or their affiliates may affect the level of the Reference Asset or the Reference Asset Constituents and, therefore, the market value of the Notes.

Significant Aspects of the Tax Treatment of the Notes Are Uncertain.

The U.S. tax treatment of the Notes is uncertain. Please read carefully the section entitled "Supplemental Discussion of U.S. Federal Income Tax Consequences" in the product prospectus supplement, and the section entitled "Supplemental Discussion of U.S. Federal Income Tax Consequences" below. You should consult your tax advisor about your tax situation.

For a more complete discussion of the Canadian federal income tax consequences of investing in the Notes, please see the discussion in the product prospectus supplement under "Supplemental Discussion of Canadian Tax Consequences." If you are not a Non-resident Holder (as that term is defined in the prospectus) or if you acquire the Notes in the secondary market, you should consult your tax advisors as to the consequences of acquiring, holding and disposing of the Notes and receiving the payments that might be due under the Notes.

Hypothetical Returns

The examples and graph set out below are included for illustration purposes only and are hypothetical examples only: amounts below may have been rounded for ease of analysis. The **hypothetical** Percentage Changes of the Reference Asset used to illustrate the calculation of the Payment at Maturity (rounded to two decimal places) are not estimates or forecasts of the Initial Level, the Final Level or the level of the Reference Asset on any trading day prior to the Maturity Date. All examples assume a Buffer Percentage of 20% (the Buffer Level is 80% of the Initial Level), a Leverage Factor of 300%, a Maximum Redemption Amount of $1,367.50, that a holder purchased Notes with an aggregate Principal Amount of $1,000 and that no market disruption event occurs on the Valuation Date. The actual terms of the Notes are indicated on the cover hereof.

Example 1— Calculation of the Payment at Maturity where the Percentage Change is positive.

Percentage Change: 2.00%

Payment at Maturity: The lesser of (i) $1,000.00 + ($1,000.00 x 2.00% x 300.00%) or (ii) Maximum Redemption Amount

= the lesser of (i) $1,000.00 + ($1,000.00 x 2.00% x 300.00%) = $1,000.00 + $60.00 = $1,060.00 or (ii) $1,367.50.

= $1,060.00

On a $1,000.00 investment, a 2.00% Percentage Change results in a Payment at Maturity of $1,060.00, a 6.00% return on the Notes.

Example 2— Calculation of the Payment at Maturity where the Percentage Change is positive (and the Payment at Maturity is subject to the Maximum Redemption Amount).

Percentage Change: 20.00%

Payment at Maturity: The lesser of (i) $1,000.00 + ($1,000.00 x 20.00% x 300.00%) or (ii) Maximum Redemption Amount

= the lesser of (i) $1,000.00 + $600.00 = $1,600.00 or (ii) $1,367.50.

= $1,367.50

On a $1,000.00 investment, a 20.00% Percentage Change results in a Payment at Maturity equal to the Maximum Redemption Amount of $1,367.50, a 36.75% return on the Notes.

Example 3— Calculation of the Payment at Maturity where the Percentage Change is negative (but not by more than the Buffer Percentage).

Percentage Change: -8.00%

Payment at Maturity: At maturity, if the Percentage Change is negative BUT not by more than the Buffer Percentage, then the Payment at Maturity will equal the Principal Amount.

On a $1,000.00 investment, a -8.00% Percentage Change results in a Payment at Maturity of $1,000.00, a 0.00% return on the Notes.

Example 4— Calculation of the Payment at Maturity where the Percentage Change is negative (by more than the Buffer Percentage).

Percentage Change: -35.00%

Payment at Maturity: $1,000.00 + [$1,000.00 x (-35.00% + 20.00%)] = $1,000.00 - $150.00 = $850.00

On a $1,000.00 investment, a -35.00% Percentage Change results in a Payment at Maturity of $850.00, a -15.00% return on the Notes.

The following table shows the return profile for the Notes at the Maturity Date, assuming that the investor purchased the Notes on the Issue Date at the public offering price and held the Notes until the Maturity Date. The returns and losses illustrated in the following table are not estimates or forecasts of the Percentage Change or the return or loss on the Notes. Neither TD nor either Agent is predicting or guaranteeing any gain or particular return on the Notes.

Hypothetical Percentage Change	Hypothetical Payment at Maturity ($)	Hypothetical Return on Notes (%)
100.00%	$1,367.50	36.75%
75.00%	$1,367.50	36.75%
50.00%	$1,367.50	36.75%
15.00%	$1,367.50	36.75%
12.25%	$1,367.50	36.75%
10.00%	$1,300.00	30.00%
5.00%	$1,150.00	15.00%
3.00%	$1,090.00	9.00%
2.00%	$1,060.00	6.00%
1.00%	$1,030.00	3.00%
0.00%	$1,000.00	0.00%
-2.00%	$1,000.00	0.00%
-5.00%	$1,000.00	0.00%
-7.00%	$1,000.00	0.00%
-10.00%	$1,000.00	0.00%
-20.00%	$1,000.00	0.00%
-30.00%	$900.00	-10.00%
-40.00%	$800.00	-20.00%
-50.00%	$700.00	-30.00%
-75.00%	$450.00	-55.00%
-100.00%	$200.00	-80.00%

Information Regarding the Reference Asset

All disclosures contained in this pricing supplement regarding the Reference Asset, including, without limitation, its make up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC ("S&P"). S&P, which owns the copyright and all other rights to the Reference Asset, has no obligation to continue to publish, and may discontinue publication of, the Reference Asset. The consequences of S&P discontinuing publication of the Reference Asset are discussed in the section of the product prospectus supplement entitled "General Terms of the Notes—Unavailability of the Level of the Reference Asset." Neither we nor TDS accepts any responsibility for the calculation, maintenance or publication of the Reference Asset or any successor index.

The Reference Asset is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the Reference Asset is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

S&P chooses companies for inclusion in the Reference Asset with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of its Stock Guide Database of over 10,000 companies, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company's common stock generally is responsive to changes in the affairs of the respective industry, and the market value and trading activity of the common stock of that company.

Effective March 10, 2017, company additions to the Reference Asset should have an unadjusted company market capitalization of $6.1 billion or more (an increase from the previous requirement of an unadjusted company market capitalization of $5.3 billion or more).

As of July 31, 2017, companies with multiple share class lines are no longer eligible for inclusion in the Reference Asset. Issuers of Reference Asset Constituents prior to July 31, 2017 with multiple share class lines will be grandfathered such that they will continue to be included in the Reference Asset. If a constituent company of the Reference Asset reorganizes into a multiple share class line structure, that company will remain in the Reference Asset at the discretion of the S&P Index Committee in order to minimize turnover.

S&P calculates the Reference Asset by reference to the prices of the Reference Asset Constituents without taking account of the value of dividends paid on those stocks. As a result, the return on the Notes will not reflect the return you would realize if you actually owned the Reference Asset Constituents and received the dividends paid on those stocks.

Computation of the Reference Asset

While S&P currently employs the following methodology to calculate the Reference Asset, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the Payment at Maturity.

Historically, the market value of any Reference Asset Constituent was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, S&P began shifting the Reference Asset halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the Reference Asset to full float adjustment on September 16, 2005. S&P's criteria for selecting the Reference Asset Constituents did not change with the shift to float adjustment. However, the adjustment affects each company's weight in the Reference Asset.

Under float adjustment, the share counts used in calculating the Reference Asset reflect only those shares that are available to investors, not all of a company's outstanding shares. Float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.

In September 2012, all shareholdings representing more than 5% of a stock's outstanding shares, other than holdings by "block owners," were removed from the float for purposes of calculating the Reference Asset. Generally, these "control holders" will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, ESOPs, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. However, holdings by block owners, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float.

Treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held in a trust to allow investors in countries outside the country of domicile, such as depositary shares and Canadian exchangeable shares are normally part of the float unless those shares form a control block. If a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class are treated as a control block.

For each stock, an investable weight factor ("IWF") is calculated by dividing the available float shares by the total shares outstanding. As of September 21, 2012, available float shares are defined as the total shares outstanding less shares held by control holders. This calculation is subject to a 5% minimum threshold for control blocks. For example, if a company's officers and directors hold 3% of the company's shares, and no other control group holds 5% of the company's shares, S&P would assign that company an IWF of 1.00, as no control group meets the 5% threshold. However, if a company's officers and directors hold 3% of the company's shares and another control group holds 20% of the company's shares, S&P would assign an IWF of 0.77, reflecting the fact that 23% of the company's outstanding shares are considered to be held for control. For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The Reference Asset is calculated using a base-weighted aggregate methodology. The level of the Reference Asset reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to use and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941-43 = 10. In practice, the daily calculation of the Reference Asset is computed by dividing the total market value of the component stocks by the "index divisor." By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the Reference Asset, it serves as a link to the original base period level of the Reference Asset. The index divisor keeps the Reference Asset comparable over time and is the manipulation point for all adjustments to the Reference Asset, which is index maintenance.

Index Maintenance

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the Reference Asset, and do not require index divisor adjustments.

To prevent the level of the Reference Asset from changing due to corporate actions, corporate actions which affect the total market value of the Reference Asset require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the Reference Asset remains constant and does not reflect the corporate actions of individual companies in the Reference Asset. Index divisor adjustments are made after the close of trading and after the calculation of the Reference Asset Closing Level.

Changes in a company's shares outstanding of 5.00% or more due to mergers, acquisitions, public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5.00% or more (due to, for example, company stock repurchases, private placements, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participation units, at the market offerings, or other recapitalizations) are made weekly and are announced on Fridays for implementation after the close of trading on the following Friday. Changes of less than 5.00% due to a company's acquisition of another company in the Reference Asset are made as soon as reasonably possible. All other changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two to five days prior.

Changes in IWFs of more than five percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually when IWFs are reviewed.

The S&P 500® Index is published by S&P Dow Jones Indices. As discussed more fully in the index supplement under the heading "Underlying Indices and Underlying Index Publishers — S&P 500® Index", the S&P 500® Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the S&P 500® Index is based on the relative value of the aggregate market value of the common stock of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of August 31, 2017, eleven main groups of companies comprise the S&P 500® Index, with the following percentage weight of each group in the index as a whole: Information Technology (23.5%), Financials (14.2%), Health Care (14.7%), Consumer Discretionary (12.1%), Industrials (10.1%), Consumer Staples (8.5%), Energy (5.7%), Utilities (3.3%), Real Estate (3.0%), Materials (2.9%) and Telecommunication Services (2.1%). Note, certain companies may be listed on one sector while operating on a number of sectors. Accordingly, sector weightings between different indices with different index sponsors reflect differences in methodology.

License Agreement

S&P® is a registered trademark of Standard & Poor's Financial Services LLC and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"). These trademarks have been licensed for use by S&P. "Standard & Poor's®," "S&P 500®" and "S&P®" are trademarks of Standard & Poor's Financial Services LLC. These trademarks have been sublicensed for certain purposes by us. The Reference Asset is a product of S&P and/or its affiliates and has been licensed for use by us.

The Notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Standard & Poor's Financial Services LLC or any of their respective affiliates (collectively, "S&P Dow Jones Indices"). S&P Dow Jones Indices make no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the Reference Asset to track general market performance. S&P Dow Jones Indices' only relationship to us with respect to the Reference Asset is the licensing of the Reference Asset and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its third party licensors. The Reference Asset is determined, composed and calculated by S&P Dow Jones Indices without regard to us or the Notes. S&P Dow Jones Indices have no obligation to take our needs or the needs of holders of the Notes into consideration in determining, composing or calculating the Reference Asset. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the Notes or the timing of the issuance or sale of the Notes or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the Notes. There is no assurance that investment products based on the Reference Asset will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC and its subsidiaries are not investment advisors. Inclusion of a security or futures contract within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security or futures contract, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the Notes currently being issued by us, but which may be similar to and competitive with the Notes. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Reference Asset. It is possible that this trading activity will affect the value of the Notes.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE REFERENCE ASSET OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY US, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE REFERENCE ASSET OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND US, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Historical Information

The graph below illustrates the performance of the Reference Asset from January 3, 2007 through September 12, 2017. The dotted line represents the Buffer Level of 1,997.184, which is equal to 80% of the Initial Level.

We obtained the information regarding the historical performance of the Reference Asset in the chart below from Bloomberg Professional® service ("Bloomberg").

We have not independently verified the accuracy or completeness of the information obtained from Bloomberg. The historical performance of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the Final Level of the Reference Asset. We cannot give you assurance that the performance of the Reference Asset will result in any positive return on your initial investment.



PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Supplemental Discussion of U.S. Federal Income Tax Consequences

General. The following is a general description of the U.S. federal tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are a resident for tax purposes and the tax laws of the U.S. and Canada of acquiring, holding and disposing of the Notes and receiving payments under the Notes. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

The U.S. federal income tax consequences of your investment in the Notes are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in "Supplemental Discussion of U.S. Federal Income Tax Consequences" of the product prospectus supplement and discuss the tax consequences of your particular situation with your tax advisor.

Tax Treatment. There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as the Notes. Pursuant to the terms of the Notes, the Bank and you agree, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid derivative contract with respect to the Reference Asset. If your Notes are so treated, you should generally recognize gain or loss upon the sale, exchange, redemption or maturity of your Notes, which should be long-term if you hold your Notes for more than one year, in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes (otherwise such gain or loss should be short-term capital gain or loss if held for one year or less). The deductibility of capital losses is subject to limitations.

In the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat your Notes in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Notes, it is possible that your Notes could alternatively be treated for tax purposes as a single contingent payment debt instrument, or pursuant to some other characterization, such that the timing and character of your income from the Notes could differ materially from the treatment described above, as described further under "Supplemental Discussion of U.S. Federal Income Tax Consequences — Alternative Treatments" of the product prospectus supplement. The risk that the Notes may be recharacterized for U.S. federal income tax purposes as instruments giving rise to current ordinary income (even before receipt of any cash) and short-term capital gain or loss (even if held for more than one year), is higher than with other equity-linked securities that do not guarantee full repayment of principal.

The Internal Revenue Service ("IRS"), for example, might assert that the Notes should be recharacterized for U.S. federal income tax purposes as instruments giving rise to current ordinary income (even before receipt of any cash), or that you should be required to recognize taxable gain on any rebalancing or rollover of the Reference Asset.

Possible Change in Law. The IRS released a notice that may affect the taxation of holders of the Notes. According to Notice 2008-2, the IRS and the Treasury Department are actively considering whether the holder of an instrument similar to the Notes should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether non-U.S. holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special "constructive ownership rules" of the Code should be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise required by law, TD intends to treat your Notes for U.S. federal income tax purposes in accordance with the treatment described above and under "Supplemental Discussion of U.S. Federal Income Tax Consequences" of the product prospectus supplement, unless and until such time as the Treasury Department and the IRS determine that some other treatment is more appropriate.

Medicare Tax on Net Investment Income. U.S. holders that are individuals, estates, and certain trusts are subject to an additional 3.8% tax on all or a portion of their "net investment income," which may include any income or gain realized with respect to the Notes, to the extent of their net investment income that when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return. The 3.8% Medicare tax is determined in a different manner than the income tax. U.S. holders should consult their tax advisors with respect to their consequences with respect to the 3.8% Medicare tax.

Specified Foreign Financial Assets. Certain U.S. holders that own "specified foreign financial assets" may be subject to reporting obligations with respect to such assets with their tax returns, especially if such assets are held outside the custody of a U.S. financial institution. You are urged to consult your tax advisor as to the application of this legislation to your ownership of the Notes.

Proposed Legislation. In 2007, legislation was introduced in Congress that, if enacted, would have required holders of Notes purchased after the bill was enacted to accrue interest income over the term of the Notes despite the fact that there will be no interest payments over the entire term of the Notes. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your Notes.

Furthermore, in 2013, the House Ways and Means Committee released in draft form certain proposed legislation relating to financial instruments. If enacted, the effect of this legislation generally would be to require instruments such as the Notes to be marked to market on an annual basis with all gains and losses to be treated as ordinary, subject to certain exceptions. You are urged to consult your tax advisor regarding the draft legislation and its possible impact on you.

Non-U.S. Holders. Subject to Section 871(m) of the Code and "FATCA" (discussed below), if you are not a U.S. holder you should generally not be subject to U.S. withholding tax with respect to payments on your Notes or to generally applicable information reporting and backup withholding requirements with respect to payments on your Notes if you comply with certain certification and identification requirements as to your non-U.S. status (by providing us (and/or the applicable withholding agent) with a fully completed and duly executed applicable IRS Form W-8). Subject to Section 897 of the Code, discussed below, gain from the sale, exchange, redemption or maturity of a Note or settlement at maturity generally should not be subject to U.S. tax unless such gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States or unless the non-U.S. holder is a non-resident alien individual and is present in the U.S. for 183 days or more during the taxable year of such sale, exchange or settlement and certain other conditions are satisfied, or has certain other present or former connections with the U.S.

Section 897. We will not attempt to ascertain whether the issuer of any Reference Asset Constituent would be treated as a "United States real property holding corporation" ("USRPHC") within the meaning of Section 897 of the Code. We also have not attempted to determine whether the Notes should be treated as "United States real property interests" as defined in Section 897 of the Code. If any underlying equity issuer and the Notes were so treated, certain adverse U.S. federal income tax consequences could possibly apply, including subjecting any gain to a non-U.S. holder in respect of a Note upon a sale, exchange, redemption, maturity or other taxable disposition of the Note to U.S. federal income tax on a net basis, and the proceeds from such a taxable disposition to a 15% withholding tax. Non-U.S. holders should consult their tax advisors regarding the potential treatment of an underlying equity issuer as a USRPHC and the Notes as United States real property interests.

Section 871(m). A 30% withholding tax (which may be reduced by an applicable income tax treaty) is imposed under Section 871(m) of the Code on certain "dividend equivalents" paid or deemed paid to a non-U.S. holder with respect to a "specified equity-linked instrument" that references one or more dividend paying U.S. equity securities. The withholding tax can apply even if the instrument does not provide for payments that reference dividends. Treasury regulations provide that the withholding tax applies to all dividend equivalents paid or deemed paid on specified equity-linked instruments that have a delta of one ("delta one specified equity-linked instruments") issued after 2016 and to all dividend equivalents paid or deemed paid on all other specified equity-linked instruments issued after 2018.

Based on our determination that the Notes are not "delta-one" with respect to the Reference Asset or any Reference Asset Constituent, our counsel is of the opinion that the Notes should not be delta one specified equity-linked instruments and thus should not be subject to withholding on dividend equivalents. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Furthermore, the application of Section 871(m) of the Code will depend on our determinations made upon issuance of the Notes. If withholding is required, we will not make payments of any additional amounts.

Nevertheless, after issuance, it is possible that your Notes could be deemed to be reissued for tax purposes upon the occurrence of certain events affecting the Reference Asset, any Reference Asset Constituent or your Notes, and following such occurrence your Notes could be treated as delta one specified equity-linked instruments that are subject to withholding on dividend equivalents. It is also possible that withholding tax or other tax under Section 871(m) of the Code could apply to the Notes under these rules if a non-U.S. holder enters, or has entered, into certain other transactions in respect of the Reference Asset, any Reference Asset Constituent or the Notes. A non-U.S. holder that enters, or has entered, into other transactions in respect of the Reference Asset, any Reference Asset Constituent or the Notes should consult its tax advisor regarding the application of Section 871(m) of the Code to its Notes in the context of its other transactions.

Because of the uncertainty regarding the application of the 30% withholding tax on dividend equivalents to the Notes, you are urged to consult your tax advisor regarding the potential application of Section 871(m) of the Code and the 30% withholding tax to an investment in the Notes.

Foreign Account Tax Compliance Act. The Foreign Account Tax Compliance Act ("FATCA") was enacted on March 18, 2010, and imposes a 30% U.S. withholding tax on "withholdable payments" (i.e., certain U.S.-source payments, including interest (and original issue discount), dividends, other fixed or determinable annual or periodical income, and the gross proceeds from a disposition of property of a type that can produce U.S.-source interest or dividends) and "passthru payments" (i.e., certain payments attributable to withholdable payments) made to certain foreign financial institutions (and certain of their affiliates) unless the payee foreign financial institution agrees (or is required), among other things, to disclose the identity of any U.S. individual with an account at the institution (or the relevant affiliate) and to annually report certain information about such account. FATCA also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or do not certify that they do not have any substantial U.S. owners) to withhold tax at a rate of 30%. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.

Pursuant to final and temporary Treasury regulations and other IRS guidance, the withholding and reporting requirements under FATCA will generally apply to certain "withholdable payments" made on or after July 1, 2014, certain gross proceeds on a sale or disposition occurring after December 31, 2018, and certain foreign passthru payments made after December 31, 2018 (or, if later, the date that final regulations defining the term "foreign passthru payment" are published). If withholding is required, we (and/or the applicable withholding agent) will not be required to pay additional amounts with respect to the amounts so withheld. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.

Investors should consult their tax advisors about the application of FATCA, in particular if they may be classified as financial institutions (or if they hold their Notes through a non-U.S. entity) under the FATCA rules.

Prospective purchasers of the Notes are urged to consult their tax advisors concerning the application of U.S. federal income tax laws to their particular situations, as well as any tax consequences of the purchase, beneficial ownership and disposition of the Notes arising under the laws of any state, local, non- U.S. or other taxing jurisdiction.

Supplemental Plan of Distribution (Conflicts of Interest)

We have appointed TDS, an affiliate of TD, and BNP, as the Agents for the sale of the Notes. Pursuant to the terms of a distribution agreement, the Agents will purchase the Notes from TD at the public offering price less the underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers, including BNP, or have offered the Notes directly to investors. The Agents may resell the Notes to other registered broker-dealers at the public offering price less a concession not in excess of $4.50 (0.45%) per Note. In addition to the concession allowed to the Agents, BNP may pay up to $7.50 (7.50%) to any third-party dealer as a distribution expense fee for each Note sold. The Agents or other registered broker-dealers have offered the Notes at the public offering price set forth on the cover page of this pricing supplement. Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions. The price for investors purchasing the Notes in these accounts may be as low as $995.50 (99.55%) per Note. TD will reimburse TDS for certain expenses in connection with its role in the offer and sale of the Notes, and TD will pay TDS a fee in connection with its role in the offer and sale of the Notes.

Delivery of the Notes will be made against payment for the Notes on September 15, 2017, which is the third (3rd) Business Day following the Pricing Date (this settlement cycle being referred to as "T+3"). See "Plan of Distribution" in the prospectus. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two Business Days, unless the parties to any such trade expressly agree otherwise. Accordingly, because the initial settlement of the Securities occurs more than two Business Days from the Pricing Date, purchasers who wish to trade the Securities more than two Business Days prior to the Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Conflicts of Interest. TDS is an affiliate of TD and, as such, has a "conflict of interest" in this offering within the meaning of Financial Industry Regulatory Authority, Inc. ("FINRA") Rule 5121. In addition, TD will receive the net proceeds from the initial public offering of the Notes, thus creating an additional conflict of interest within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of FINRA Rule 5121. TDS is not permitted to sell Notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

We may use this pricing supplement in the initial sale of the Notes. In addition, TDS or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. *If a purchaser buys the Notes from us or TDS or another of our affiliates, this pricing supplement is being used in a market-making transaction unless we or TDS or another of our affiliates informs such purchaser otherwise in the confirmation of sale.*

Additional Information Regarding the Estimated Value of the Notes

The final terms for the Notes are determined on the Pricing Date, based on prevailing market conditions on the Pricing Date, and are set forth in this pricing supplement.

The economic terms of the Notes are based on our internal funding rate (which is our internal borrowing rate based on variables such as market benchmarks and our appetite for borrowing), and several factors, including any sales commissions paid to TDS or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, estimated costs which we may incur in connection with the Notes and an estimate of the difference between the amounts we pay to an affiliate of BNP and the amounts that an affiliate of BNP pays to us in connection with hedging your Notes as described further under "Supplemental Plan of Distribution (Conflicts of Interest)" on page P-18. Because our internal funding rate generally represents a discount from the levels at which our benchmark debt securities trade in the secondary market, the use of an internal funding rate for the Notes rather than the levels at which our benchmark debt securities trade in the secondary market is expected to have an adverse effect on the economic terms of the Notes.

On the cover page of this pricing supplement, we have provided the initial estimated value for the Notes. This estimated value was determined by reference to our internal pricing models which take into account a number of variables and are based on a number of assumptions, which may or may not materialize, typically including volatility, interest rates (forecasted, current and historical rates), price-sensitivity analysis, time to maturity of the Notes, and our internal funding rate. For more information about the initial estimated value, see "Additional Risk Factors" beginning on page P-5. Because our internal funding rate generally represents a discount from the levels at which our benchmark debt securities trade in the secondary market, the use of an internal funding rate for the Notes rather than the levels at which our benchmark debt securities trade in the secondary market is expected, assuming all other economic terms are held constant, to increase the estimated value of the Notes. For more information see the discussion under "Additional Risk Factors — The Estimated Value of Your Notes Is Based on Our Internal Funding Rate."

Our estimated value of the Notes is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which the Agents may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, the Agents or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Pricing Date, the price at which the Agents may initially buy or sell the Notes in the secondary market, if any, may exceed the estimated value on the Pricing Date for a temporary period expected to be approximately 9 months after the Issue Date because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the "Additional Risk Factors" beginning on page P-5 of this pricing supplement.

Validity of the Notes

In the opinion of Cadwalader, Wickersham & Taft LLP, as special products counsel to TD, when the Notes offered by this pricing supplement have been executed and issued by TD and authenticated by the trustee pursuant to the indenture and delivered, paid for and sold as contemplated herein, the Notes will be valid and binding obligations of TD, enforceable against TD in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors' rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by Canadian law, Cadwalader, Wickersham & Taft LLP has assumed, without independent inquiry or investigation, the validity of the matters opined on by McCarthy Tétrault LLP, Canadian legal counsel for TD, in its opinion expressed below. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and, with respect to the Notes, authentication of the Notes and the genuineness of signatures and certain factual matters, all as stated in the opinion of Cadwalader, Wickersham & Taft LLP dated May 31, 2016 which has been filed as Exhibit 5.3 to the registration statement on form F-3 filed by the Bank on May 31, 2016.

In the opinion of McCarthy Tétrault LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action on the part of TD, and when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes, the Notes will have been validly executed and issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario, or the laws of Canada applicable therein, will be valid obligations of TD, subject to the following limitations: (i) the enforceability of the indenture is subject to bankruptcy, insolvency, reorganization, arrangement, winding up, moratorium and other similar laws of general application limiting the enforcement of creditors' rights generally; (ii) the enforceability of the indenture is subject to general equitable principles, including the fact that the availability of equitable remedies, such as injunctive relief and specific performance, is in the discretion of a court; (iii) courts in Canada are precluded from giving a judgment in any currency other than the lawful money of Canada; and (iv) the enforceability of the indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the indenture to be unenforceable as an attempt to vary or exclude a limitation period under that Act. This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and the federal laws of Canada applicable thereto. In addition, this opinion is subject to: (i) the assumption that the senior indenture has been duly authorized, executed and delivered by, and constitutes a valid and legally binding obligation of, the trustee, enforceable against the trustee in accordance with its terms; and (ii) customary assumptions about the genuineness of signatures and certain factual matters all as stated in the letter of such counsel dated May 31, 2016, which has been filed as Exhibit 5.2 to the registration statement on form F-3 filed by TD on May 31, 2016.